

Mail Stop 3561

October 16, 2009

Mr. Thomas E. Kreig
Senior Vice President of Finance
Ironclad Performance Wear Corporation
2201 Park Place, Suite 101
El Segundo, California 90245

> **Re:** **Ironclad Performance Wear Corporation**
> **Item 4.01 Form 8-K**
> **Filed October 6, 2009**
> **File No. 0-51365**

Dear Mr. Kreig:

We have reviewed your filing and response letter filed August 13, 2009 and have the following comments. We think you should revise your document in response to our comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Item 4.01 Form 8-K Filed October 13, 2009

1. We note the revisions to your disclosure in response to comment four in our letter dated October 8, 2009. Please revise your disclosure in the second paragraph to include the period during which there were no disagreements with Rotenberg and Company LLP. This period should include the two most recent fiscal years and any subsequent interim period preceding the date of the change. Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-K. In addition, please revise your reference in the second paragraph to refer to Item 304 of Regulation S-K rather than Regulation S-B.

2. Please note that you are required to file a letter from the former accountant stating whether the firm agrees with the statements made in an amendment to the filing in response to our comments and, if not, stating the respects in which the firm does not agree. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

As appropriate, please amend your filing and respond to our comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response.

      You may contact me at (202) 551-3322 or Bill Thompson, Accounting Branch Chief at (202) 551-3344 if you have any questions regarding these comments.

                                           Sincerely,

                                           Ta Tanisha Meadows
                                           Staff Accountant